Exhibit 4.56

English Summary

of

Agreement on the Disposal of Equity Interest in E-surfing Media Co., Ltd.

Between

China Telecommunications Corporation

and

Registrant

On April 26, 2013, the Registrant and China Telecommunications Corporation entered into an agreement (the “Disposal Agreement”), pursuant to which the Registrant has agreed to sell and China Telecommunications Corporation has agreed to purchase 80% of the equity interests in E-surfing Media Co., Ltd. (the “E-surfing Media”), a subsidiary of the Registrant.

Consideration

Pursuant to the Disposal Agreement, the initial consideration for the Registrant’s disposal of its 80% equity interest in E-surfing Media (the “Initial Consideration”) is RMB1,195 million, which is based on the valuation of the equity interests in E-surfing Media as at of 31 December 2012 as filed for the state-owned assets appraisals. In addition, adjustment will be made to the Initial Consideration to arrive at the final consideration (the “Final Consideration”) based on 80% of the change in the net book value of the net assets of E-surfing Media during the period from December 31, 2012 to the date of competion of the transaction (the “Completion Date”). China Telecommunications Corporation is required to settle the Final Consideration in cash within 5 business days after the Completion Date.

Conditions Precedent

The transaction contemplated under the Disposal Agreement is conditional upon, among others:

1.	relevant shareholders’ resolution passed by the shareholders of E-surfing Media to approve the share transfer as set out in the Disposal Agreement; and

2.	written consent by all other shareholders of E-surfing Media to approve the share transfer as set out in the Disposal Agreement and to waive their pre-emptive rights.

Completion

The transaction will be completed upon the completion of the relevant business registration of the transfer of shares of the E-surfing Media, and in any event not later than 180 days from the date of the signing of the Disposal Agreement.